SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

November 9, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	SoundHound AI, Inc. Registration Statement on S-1 Filed May 16, 2022 File No. 333-264972

 Dear Mr. Crispino:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the telephonic comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2022 regarding the Registration Statement of the Company on Form S-1 (the “Registration Statement”) initially filed with the Commission on May 16, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

1.

Please explain the reason for the reduction in the number of outstanding warrants since the initial filing by the Company.

In the initial public offering of the Company’ (which was then named Archimedes Tech SPAC Partners Co. (“ATSP”)), a blank check company, ATSP issued units (each a “Unit”) consisting of one subunit ( “Subunit”) and one-quarter of a warrant. Each Subunit consisted of one share of ATSP common stock and one-quarter of a warrant (together with the warrants issued as part of the Units, collectively, the “Public Warrants”). Pursuant to the initial public offering (including the partial exercise of the over-allotment option), ATSP issued 13,300,000 Units (consisting of 13,300,000 Subunits and 3,325,000 warrants). The Subunits traded as a separate security until ATSP consummated its initial business combination, at which time the Subunits (to the extent not redeemed) automatically separated and the Subunits ceased trading. If a Subunit was redeemed, both components of the Subunit were forfeited and the redeeming holder retained only the remaining one-quarter of one warrant originally issued as part of the Unit. As a result of the redemption of Subunits in connection with the initial business combination, 3,457,996 Public Warrants remained outstanding following the initial business combination. The initial filing of the Registration Statement did not reflect the forfeiture of certain Public Warrants in connection with the redemption of Subunits in connection with the business combination.

2.

Please file an updated legality opinion.

Contemporaneously with the submission of this response, the Company has filed Amendment No. 3 to the Registration Statement and attached an updated legality opinion as an exhibit thereto.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keyvan Mohajer
Keyvan Mohajer, Chief Executive Officer and Director

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP